SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

December 14, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Roma Green Finance Ltd Amendment No. 4 to Registration Statement on Form F-1 Submitted December 5, 2023 File No. 333-272555

Dear Ms. Beukenkamp,

Please accept this letter as the response of Roma Green Finance Ltd (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 4 to the Company’s Registration Statement on Form F-1 filed with the Commission on December 5, 2023 (the “Registration Statement”). The Company is concurrently filing with the Commission Amendment No. 5 to the Registration Statement (the “Revised Registration Statement”), which includes changes in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 4 to Registration Statement on Form F-1

Exhibit 23.1, page 1

1. Your independent auditors’ consent refers to the audit report dated August 23, 2023 on your consolidated financial statements as of and for the fiscal years ended March 31, 2023 and 2022. However, the audit report presented on page F-2 of your filing is dated December 5, 2023. Please have your auditors revise their consent to properly reflect the audit report date.

Response:

The Registrant has corrected the date of the audit report presented on page F-2 to August 23, 2023.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible and, with the Staff’s consent, would like to submit an acceleration request for Monday or Tuesday of next week, December 18th or 19th. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Roma Green Finance Limited